

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

Kelvin Ang
Chief Executive Officer
FBS Global Limited
74 Tagore Lane
#02-00 Sindo Industrial Estate
Singapore 787498

> **Re: FBS Global Limited**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed December 27, 2023**
> **File No. 333-269469**

Dear Kelvin Ang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 27, 2023 letter.

Amendment No. 6 to Registration Statement on Form F-1 filed December 27, 2023

Compensation of Directors and Executive Officers, page 93

1.   Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

Exhibits

2.   It is unclear why there is a reference on page 1 of the opinion filed as exhibit 99.2 to "the Form F-1 registration statement to be dated 22 December 2023" instead of to Amendment No. 6 to the Form F-1 registration statement filed on December 27, 2023. Please advise or revise accordingly.

3.   Please tell us with specificity where the opinion filed as exhibit 99.2 was revised in response to the last two sentences of prior comment 1.

4.   We note your response to the second sentence of prior comment 1. Please clarify the reference to "Section 78 of the Securities Act or the Rules or Regulations of the Commissions promulgated thereunder" on page 5 of the revised opinion filed as exhibit 99.2.

General

5.   The cover page of the resale prospectus refers to a different amount of shares to be resold than is disclosed elsewhere, including under Explanatory Note. Please revise.

Please contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David L. Ficksman, Esq.